UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

Bell Microproducts Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

078137106
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,008,715(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,008,715(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,715(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON CO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,094,750(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,094,750(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,750(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON CO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,008,715(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,008,715(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,715(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON CO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,103,465(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,103,465(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON IA, OO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,103,465(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,103,465(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON OO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,103,465(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,103,465(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON CO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,103,465(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,103,465(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON OO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,103,465(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,103,465(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON OO

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,103,465(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,103,465(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON IN

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,103,465(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,103,465(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON IN

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,103,465(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,103,465(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON IN

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,103,465(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,103,465(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON IN

(1) Represents shares of Common Stock issuable within 60 days of the date hereof upon conversion of certain convertible subordinated notes.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 078137106

Item 1(a).	Name of Issuer:

Bell Microproducts Inc., a California corporation (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1941 Ringwood Avenue
San Jose, California 95131

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Ramius Navigation Master Fund Ltd (“Navigation Master Fund”)
c/o Citco Fund Services (Cayman Islands) Limited
Regatta Office Park
Windward 1, 2nd Floor
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands
Citizenship: Cayman Islands

Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”)
c/o Citco Fund Services (Cayman Islands) Limited
Regatta Office Park
Windward 1, 2nd Floor
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands
Citizenship: Cayman Islands

RCG PB, Ltd (“RCG PB”)
c/o Citco Fund Services (Cayman Islands) Limited
Regatta Office Park
Windward 1, 2nd Floor
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands
Citizenship: Cayman Islands

Ramius Advisors, LLC (“Ramius Advisors”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Ramius LLC (“Ramius”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

CUSIP NO. 078137106

Cowen Group, Inc. (“Cowen”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

RCG Holdings LLC (“RCG Holdings”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

C4S & Co., L.L.C. (“C4S”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Peter A. Cohen
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Morgan B. Stark
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Thomas W. Strauss
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Jeffrey M. Solomon
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

078137106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

CUSIP NO. 078137106

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons collectively own $34,007,000 aggregate principal amount of 3.75% Convertible Subordinated Notes Due 2024 (the “Notes”) convertible into 3,103,465 shares of Common Stock at an initial conversion rate of 91.2596 shares of Common Stock per Note with a principal amount of $1,000, subject to adjustment upon the occurrence of certain events, which is equivalent to a conversion price of approximately $10.958 per share.

As of the close of business on February 1, 2010, Navigation Master Fund beneficially owned 2,008,715 shares of Common Stock issuable upon the conversion of the $22,011,000 aggregate principal amount of Notes directly owned by it.

As of the close of business on February 1, 2010, Enterprise Master Fund beneficially owned 1,094,750 shares of Common Stock issuable upon the conversion of the $11,996,000 aggregate principal amount of Notes directly owned by it.
RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund.

Ramius Advisors, as the investment advisor of each of Navigation Master Fund and Enterprise Master Fund, may be deemed the beneficial owner of the (i) 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund and (ii) 1,094,750 shares of Common Stock beneficially owned by Enterprise Master Fund.

CUSIP NO. 078137106

Ramius, as the sole member of Ramius Advisors, may be deemed the beneficial owner of the (i) 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund and (ii) 1,094,750 shares of Common Stock beneficially owned by Enterprise Master Fund.

Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund and (ii) 1,094,750 shares of Common Stock beneficially owned by Enterprise Master Fund.

RCG Holdings, as the majority shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund and (ii) 1,094,750 shares of Common Stock beneficially owned by Enterprise Master Fund.

C4S, as the managing member of Ramius, may be deemed the beneficial owner of the (i) 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund and (ii) 1,094,750 shares of Common Stock beneficially owned by Enterprise Master Fund.

Messrs. Cohen, Stark, Strauss and Solomon, as the sole managing members of C4S, may be deemed the beneficial owners of the (i) 2,008,715 shares of Common Stock beneficially owned by Navigation Master Fund and (ii) 1,094,750 shares of Common Stock beneficially owned by Enterprise Master Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  In addition, each of RCG PB, Ramius Advisors, Ramius, Cowen, RCG Holdings, C4S and Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the shares of Common Stock beneficially owned by Navigation Master Fund and Enterprise Master Fund and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class:

Based on 31,894,719 shares outstanding as of October 30, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009 plus an aggregate of 3,103,465 shares of Common Stock issuable upon the conversion of the aggregate principal amount of Notes owned by the Reporting Persons.

As of the close of business on February 1, 2010, Navigation Master Fund beneficially owned approximately 5.9% of the outstanding shares of Common Stock.  RCG PB may be deemed to beneficially own approximately 5.9% of the outstanding shares of Common Stock.

As of the close of business on February 1, 2010, Enterprise Master Fund beneficially owned approximately 3.3% of the outstanding shares of Common Stock.

As of the close of business on February 1, 2010, each of Ramius Advisors, Ramius, Cowen, RCG Holdings, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own approximately 8.9% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

CUSIP NO. 078137106

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 078137106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2010

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member
RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss